SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                           For the month of June 2007

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.1

1.  Safe Harbour Statement

2.  Director/PDMR Shareholding




Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.







NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(3 Reports)


Report 1


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1.  Name of the issuer

Tomkins plc

.....................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

.....................................



3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou

.....................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

.....................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

George Stephen Pappayliou

.....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

.....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou

.....................................



8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

The number of shares awarded is the maximum number of shares which may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the date of grant.

..................................



9. Number of shares, debentures or financial instruments relating to shares acquired

129,416 (maximum number of shares)

.....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01475%

.....................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

.....................................



13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 386.35 pence on the date of vesting.

.....................................



14. Date and place of transaction

25 May 2007, London, UK

 ....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

.....................................



16. Date issuer informed of transaction

22 June 2007 (receipt and confirmation of independent verification of the award calculations, as required under the Plan rules).

.....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information

None

.....................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

.....................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

.....................................



Date of notification

25 June 2007

.....................................






Report 2



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.



1.  Name of the issuer

Tomkins plc

.....................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

.....................................



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

.....................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

.....................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Norman Charles Porter

.....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

.....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

.....................................



8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

The number of shares awarded is the maximum number of shares which may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the date of grant.

..................................



9. Number of shares, debentures or financial instruments relating to shares acquired

38,824 (maximum number of shares)

.....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00442%

.....................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

.....................................



13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 386.35 pence on the date of vesting.

.....................................



14. Date and place of transaction

25 May 2007, London, UK

.....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

..................................



16. Date issuer informed of transaction

22 June 2007 (receipt and confirmation of independent verification of the award calculations, as required under the Plan rules).

.....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information

None

.....................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

.....................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

.....................................



Date of notification

25 June 2007

.....................................





Report 3



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1.   Name of the issuer

Tomkins plc

.....................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

.....................................



3. Name of person discharging managerial responsibilities/director

Mildred P. Woryk

.....................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

.....................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mildred P. Woryk

.....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

.....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mildred P. Woryk

.....................................



8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

The number of shares awarded is the maximum number of shares which may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the date of grant.

..................................



9. Number of shares, debentures or financial instruments relating to shares acquired

64,708 (maximum number of shares)

.....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00737%

.....................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

.....................................



13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 386.35 pence on the date of vesting.

.....................................



14. Date and place of transaction

25 May 2007, London, UK

.....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

.....................................



16. Date issuer informed of transaction

22 June 2007 (receipt and confirmation of independent verification of the award calculations, as required under the Plan rules).

.....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information

None

.....................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

.....................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

.....................................



Date of notification

25 June 2007

.....................................



END






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date: 25 June 2007

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary